July 10, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Robert Errett

Re:	Toyota Auto Receivables 2010-A Owner Trust
Toyota Auto Receivables 2010-B Owner Trust
Toyota Auto Receivables 2010-C Owner Trust
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 21, 2013
File Nos. 333-159170-02, 333-159170-03, 333-168098-02

Dear Mr. Errett:

Toyota Motor Credit Corporation (“TMCC”) and Toyota Auto Finance Receivables LLC (“TAFR”, and together with TMCC, the “Companies”) have requested that we respond to the Commission Staff's comment letter, dated June 25, 2013 (the “Comment Letter”), relating to the annual reports on Form 10-K (“Form 10-Ks”) for the fiscal year ended December 31, 2012 (the “Reporting Period”), filed on March 21, 2013 for each of Toyota Auto Receivables 2010-A Owner Trust (“TAOT 2010-A”), Toyota Auto Receivables 2010-B Owner Trust (“TAOT 2010-B”) and Toyota Auto Receivables 2010-C Owner Trust (“TAOT 2010-C”, and together with TAOT 2010-A and TAOT 2010-B, the “Trusts”).  We are thus submitting this letter on behalf of the Companies.

The Companies have responded to all of the Staff's comments by providing an explanation or supplemental information as requested.  For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Companies’ responses accordingly.

1.
Comment: We note that one material instance of noncompliance identified by Toyota Motor Credit Corporation relates to certain changes with respect to the terms or status of an obligor's pool asset that were not made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents. We believe a more granular discussion is necessary to understand the identified material instance of noncompliance. Therefore, with a view towards disclosure, please tell us the following:

•	The “certain changes” made to the pool assets that were not made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents;

Response:  TMCC’s policy is to grant retail installment sale contract extensions where a customer is experiencing challenges in making payments and such customer meets criteria outlined in TMCC’s policies for extensions.  The transaction agreements provide in relevant part that TMCC shall service the pool assets in accordance with its customary standards, policies and procedures as in effect from time to time.  There were instances in which contract extensions were granted in a manner inconsistent with TMCC’s policies and procedures, and consequently, the transaction agreements.  These inconsistencies fall into one of two categories: (i) “procedural” – (a) wet signatures were not obtained from customers when extending agreements, where required, or (b) customer service representatives made errors in internal documentation required by procedure, or (ii) “policy-based” – (a) contract extensions were granted in circumstances in which the customer did not qualify for an extension under TMCC’s policies (the granting of an extension earlier in the contract term than as permitted by policy, the granting of more than the policy-determined maximum number of extensions to the same customer, the granting to a customer of more than the policy-determined maximum number of extensions in a given time period, or the granting of an extension following a previous one without at least one payment having been made by the customer between the two extensions, as required by policy), or (b) contract extensions were not approved by TMCC personnel with the requisite degree of authority.

•	The extent or scope of the material instance of noncompliance, including any material impacts or effects arising from the material instance of noncompliance;

Response:  TMCC’s compliance review included testing samples of loan files (both those sold to securitization trusts and those owned by TMCC).  Based on the samples tested, (i) the procedural inconsistencies can be extrapolated to have occurred in approximately 8% of contract extensions granted by TMCC during the Reporting Period, and (ii) the policy-based inconsistencies can be extrapolated to have occurred in less than 7% of contract extensions granted by TMCC during the Reporting Period.  Since TMCC granted extensions in 2012 on only 3% of the average number of loans outstanding in securitizations during 2012, TMCC estimates that less than 0.5% of the securitized loans outstanding during 2012 were granted extensions in a manner inconsistent with TMCC’s policies and procedures. In arriving at this estimate, TMCC assumes that the inconsistencies in granting extensions on all loans occurred at the same rate in the subcategory of securitized loans. TMCC believes that this very small estimated percentage of noncompliance in its securitized portfolio did not result in any material adverse effect on security holders or the amounts or timing of payments to security holders.  Therefore, the Companies respectfully advise the Staff that, for the foregoing reasons, they do not believe additional disclosure in the Form 10-Ks is necessary or required.

•	The plans or actions already taken for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance;

Response:  To address both the procedural and policy-based inconsistencies, TMCC has increased coaching, communication and education for its customer service representatives and vendors to ensure that extensions are granted, approved and documented in accordance with applicable policies and procedures.  To reduce the potential for errors, policies and procedures are also under review for potential streamlining.  In addition, TMCC has implemented greater monitoring, quality assurance controls and internal testing in respect of extensions.

•	Whether the material instance of non-compliance involved assets covered by the Form 10-Ks.

Response:  None of the inconsistencies identified in the sample assets tested involved specific assets covered by the Form 10-Ks for TAOT 2010-A, TAOT 2010-B or TAOT 2010-C.

2.
Comment: We note that a second material instance of noncompliance identified by Toyota Motor Credit Corporation relates to certain loss mitigation or recovery actions that were not initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.  We believe a more granular discussion is necessary to understand the identified material instance of noncompliance.  Therefore, with a view towards disclosure, please tell us the following:

•	The loss mitigation or recovery actions that were not initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements;

Response:  The instances in which loss mitigation or recovery actions undertaken by TMCC were conducted in a manner inconsistent with its policies and procedures and consequently, the transaction agreements generally fall into one of two categories: (i) “processing” – clerical and operational issues in delivery and content of notices furnished after vehicle repossession and (ii) “disclosure” – the completeness of disclosure on post repossession notices delivered to loan accounts that were reinstated or redeemed, with respect to charges assessed by sub-vendors to repossession vendors engaged by TMCC.

•	The extent or scope of the material instance of noncompliance, including any material impacts or effects arising from the material instance of noncompliance;

Response: TMCC’s compliance review included testing samples of loan files (both those sold to securitization trusts and those owned by TMCC).  Based on the samples tested, the processing inconsistencies can be extrapolated to have occurred in approximately 0.04% of loans sold in public securitizations.

The disclosure inconsistencies were identified by business operations staff, rather than through testing.  The disclosure inconsistencies relate only to those accounts in which a vehicle is repossessed, and is later redeemed or reinstated.  Even assuming disclosure inconsistencies occurred in all such accounts which were redeemed or reinstated, this would comprise approximately 0.04% of loans sold in public securitizations. In addition, TMCC, as servicer, would be obligated to indemnify the related securitization trust for adverse consequences, if any, arising out of any such disclosure inconsistencies.

For the foregoing reasons, TMCC believes that no material impact resulted from the material instance of noncompliance because these inconsistencies did not result in any material adverse effect on security holders or the amounts or timing of payments to security holders.  Therefore, the Companies respectfully advise the Staff that, for the foregoing reasons, they do not believe additional disclosure in the Form 10-Ks is necessary or required.

•	The plans or actions already taken for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance;

Response:  To address the processing inconsistencies, TMCC has increased training of its associates handling repossessions to ensure that post-repossession notices are documented and delivered in accordance with applicable policies and procedures.  Procedures have also been reviewed and enhanced as necessary.  In addition, TMCC has implemented greater monitoring, quality assurance controls and internal testing to reduce the potential for these processing inconsistencies.

To address the disclosure inconsistencies, TMCC has increased monitoring and training of its repossession vendors and enhanced processes for interaction between TMCC and the vendors to ensure that they are made aware of, and disclose to the customer, fees that sub-vendors charge customers. In addition, TMCC has increased training of its own associates who deal with repossession vendors and such associates have increased communications of expectations with respect to fee disclosures to repossession vendors.  Finally, TMCC is also investigating the feasibility of instituting system enhancements to reduce the potential for errors due to manual processing.

•	Whether the material instance of non-compliance involved assets covered by the Form 10-Ks.

Response:  Based on the sample assets selected for testing, there were processing inconsistencies with respect to two of the assets in TAOT 2010-A, three of the assets in TAOT 2010-B, and one of the assets in TAOT 2010-C.  With respect to the disclosure inconsistencies, while no testing was performed, TMCC is not aware of any such inconsistencies having occurred with respect to specific assets covered by the Form 10-Ks for TAOT 2010-A, TAOT 2010-B or TAOT 2010-C.

TMCC acknowledges that:

•	TMCC is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	The Company may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further questions or comments, please contact me at (212) 705-7333.

Regards,
/s/ Matthew P. Joseph Matthew P. Joseph

cc:           Katherine E. Adkins, Esq.
Toyota Motor Credit Corporation